UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)




                               eMagin Corporation
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                   29076N 10 7
                       ----------------------------------
                                 (CUSIP Number)


                                December 31, 2002
                       ----------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]    Rule 13d-1(b)

                [X]    Rule 13d-1(c)

                [ ]    Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages

-------------------------                                  ---------------------
CUSIP No. 29076N 10 7                 13G                      Page 2 of 4 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

                     Mortimer D.A. Sackler
----------- --------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP          (a)  [ ]
                (See Instructions)                                   (b)  [ ]
----------- --------------------------------------------------------------------
3
            SEC USE ONLY
----------- --------------------------------------------------------------------
4
            CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
----------------------------- ----- --------------------------------------------
         NUMBER OF            5        SOLE VOTING POWER
                                              3,647,416*
           SHARES
                              ----- --------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER
                                                -0-
          OWNED BY
                              ----- --------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
                                              3,647,416*
         REPORTING
                              ----- --------------------------------------------
           PERSON             8        SHARED DISPOSITIVE POWER
                                              1,250,907
           WITH:
----------- --------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,898,323
----------- --------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES (See Instructions)       [ ]

----------- --------------------------------------------------------------------
11
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   14.3%
----------- --------------------------------------------------------------------
12
            TYPE OF REPORTING PERSON (See Instructions)

                   IN
----------- --------------------------------------------------------------------

------------------
* Aggregate number of shares of the Issuer's Common Stock issuable upon conversion of 9% Secured Convertible Notes (the "Notes"), dated November 27, 2001 and January 14, 2002, as amended, and upon exercise of Stock Purchase Warrants, dated November 27, 2001, January 14, 2002 and February 28, 2002, as amended. This figure does not include shares which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the Notes until such conversion.


                                Page 2 of 4 pages

Item 1.
          (a)      Name of Issuer:     eMagin Corporation

          (b)      Address of Issuer's Principal Executive Offices:
                               2070 Route 52
                               Hopewell Junction, New York  12533

Item 2.
          (a)      Name of Person Filing:     Mortimer D.A. Sackler

          (b)      Address of Principal Business Office or, if none, Residence:
                               15 East 62nd Street
                               New York, New York  10021

          (c)      Citizenship:     United States

          (d)      Title of Class of Securities:     Common Stock

          (e)      CUSIP Number:     29076N 10 7

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable

Item 4.   Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount Beneficially Owned:     4,898,323

          (b)      Percent of Class:     14.3%

          (c)      Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote: 3,647,416*
                   (ii)  Shared power to vote or to direct the vote: -0-
                   (iii) Sole power to dispose or to direct the disposition of:
                           3,647,416*
                   (iv) Shared power to dispose or to direct the disposition of:
                           1,250,907

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
         Not applicable

Item 8.  Identification and Classification of Members of the Group
         Not applicable

Item 9.  Notice of Dissolution of a Group
         Not applicable

---------------------
* Aggregate number of shares of the Issuer's Common Stock issuable upon conversion of 9% Secured Convertible Notes (the "Notes"), dated November 27, 2001 and January 14, 2002, as amended, and upon exercise of Stock Purchase Warrants, dated November 27, 2001, January 14, 2002 and February 28, 2002, as amended. This figure does not include shares which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the Notes until such conversion.

                               Page 3 of 4 pages

Item 10. Certification
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 6, 2003
                                      ------------------------------------------
                                                          Date


                                               /s/ Mortimer D.A. Sackler
                                      ------------------------------------------
                                                        Signature


                                                  Mortimer D.A. Sackler
                                      ------------------------------------------
                                                        Name/Title


                               Page 4 of 4 pages